51-102F3
Material Change Report
Item 1    Name and Address of Company
Silver Standard Resources Inc. (“Silver Standard” or the “Company”)
Suite 800 - 1055 Dunsmuir Street
PO Box 49088
Vancouver, BC
V7X 1G4
Item 2    Date of Material Change
April 4, 2014
Item 3    News Release
On April 4, 2014, a news release was issued through the facilities of Marketwire and subsequently filed on SEDAR.
Item 4    Summary of Material Change
Silver Standard has completed the purchase of the Marigold mine (“Marigold”) from subsidiaries of Goldcorp Inc. (“Goldcorp”) and Barrick Gold Corporation (“Barrick”), previously announced on February 3, 2014. Total cash consideration paid at closing was $275 million.
Item 5    Full Description of Material Change
5.1    Full Description of Material Change
Silver Standard has completed the purchase of Marigold from subsidiaries of Goldcorp and Barrick, previously announced on February 3, 2014. Marigold is a large scale, producing open pit gold mine in Nevada, USA. Total cash consideration paid at closing was $275 million. The purchase agreement includes adjustments for working capital and capital expenditures that will be received or paid within 60 days of closing. Total cash consideration paid for the acquisition was funded from Silver Standard’s cash balance.
Silver Standard will disclose 2014 production and cost guidance for Marigold in the first quarter 2014 report and will commence reporting Marigold operating and production information in the second quarter 2014 report.
5.2    Disclosure for Restructuring Transactions
Not applicable.

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7    Omitted Information
Not applicable.
Item 8    Executive Officer
Kelly Stark-Anderson
Vice President, Legal and Corporate Secretary
(604) 484-8217
Item 9    Date of Report
April 4, 2014